Exhibit 99.1

GW Pharmaceuticals plc Announces Intention to Continue Trading Exclusively on NASDAQ and Planned Cancellation of Trading of Ordinary Shares on AIM

GW remains headquartered in UK and continues to expand UK operations

London, UK, October 19 2016: GW Pharmaceuticals plc (Nasdaq: GWPH, AIM: GWP, “GW” or “the Company”), a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform, today announced the Company’s intention to cancel the admission of its 0.1 pence ordinary shares (Ordinary Shares) to trading on AIM on 5 December, 2016. The last day of trading on AIM will be 2 December, 2016. GW will retain its U.S. listing on the NASDAQ Stock Exchange of American Depositary Receipts (ADRs) under ticker symbol GWPH. Existing holders of ADRs do not need to take any action as a result of this announcement.

“Since listing on NASDAQ in 2013, GW has raised nearly $800 million largely from U.S. investors which has helped transform our business and its prospects. With the vast majority of shares now held and traded in the U.S. in the form of ADRs, the time is right to reduce the complexity and expense of a dual listing,” stated Justin Gover, GW’s Chief Executive Officer. “The proposed cancellation of the AIM listing has no impact on GW’s UK presence, which has significantly increased in recent years. We remain firmly committed to bringing important products to the global market, products that are both researched and manufactured in the UK.”

At the date of this announcement, 78 percent of GW’s Ordinary Shares are held in ADR form and tradeable on the NASDAQ market with approximately 94 percent of trading in the last six months taking place on the NASDAQ market. All shareholders who have not already converted their Ordinary Shares into ADRs are able to do so at any time. Following cancellation of the AIM listing, shares will only be tradeable on the NASDAQ market in the United States.

Following the cancellation of the AIM listing, GW will continue to be headquartered and domiciled in the UK, will continue to comply fully with the requirements of the Companies Act, will be subject to the UK Takeover Code, and will be subject to UK corporation tax. GW currently has 420 employees in the UK and expects this number to continue to increase as it prepares for global regulatory submissions and approvals of Epidiolex, its investigational product for the treatment of a number of rare childhood-onset epilepsy disorders, as well as advance its cannabinoid product pipeline.

Background

Having been listed on the AIM market of the London Stock exchange since 2001, GW completed a successful Initial Public Offering (IPO) on the NASDAQ Global exchange in May 2013, with the result that a dual-listing was achieved. The liquidity of trading of GW’s shares was immediately enhanced by the NASDAQ listing and demand from U.S. investors following material corporate progress has led to share price growth and rapid increase in the proportion of GW’s shares that are held through NASDAQ.

GW believes that this trend is likely to continue, leading to a further reduction in the proportion of shares held and traded through AIM. The Company expects that continuation of the decline in proportion of shares held and traded through AIM is likely to lead to a decrease in the liquidity of AIM trading and that it would be advantageous for all GW shareholders to combine trading volumes from both markets onto a single exchange in one time zone.

Prior to making the decision to cancel admission of the Company’s shares to trading on AIM, the Directors considered whether it would be appropriate to seek to transfer the admission of the Ordinary Shares from AIM to the Official List of the UK Listing Authority and to trading on the London Stock Exchange’s main market for listed securities. Having carefully considered this option the Board believes that the existing NASDAQ listing provides sufficient access to investment in GW by investors in the UK, US and further afield and that a main market listing would not be advantageous at this time.

The AIM Rules require that unless the London Stock Exchange otherwise agrees a cancellation of a company’s shares from trading on AIM requires the consent of votes cast by the company’s shareholders at a general meeting. In this instance, given the Company’s listing of the ADRs on NASDAQ enables Shareholders to trade their shares in the Company, the London Stock Exchange has agreed that shareholder consent in a general meeting is not required to complete the AIM Delisting. An explanatory circular will be sent to Shareholders in due course which will be made available on the Company’s website in accordance with the AIM Rules.

Share Conversion

GW’s Ordinary Shares will continue to be traded on the AIM market until close of business on 2nd December 2016. Thereafter, shareholders can choose to maintain ownership of their Ordinary Shares but these Ordinary Shares will not be tradeable on NASDAQ in this form. In order to sell Ordinary Shares following the cancellation of the AIM listing selling shareholders will need to convert their Ordinary Shares into GW’s ADRs. Each ADR represents twelve Ordinary Shares. This conversion can be made at any time, including before the cancellation of the AIM listing. GW advises holders of Ordinary Shares to seek independent financial advice regarding the cancellation of the AIM listing and the conversion of their Ordinary Shares into ADRs. Full details of the process to be followed to convert Ordinary Shares into ADRs, the forms to be completed and contacts at GW’s Depositary bank, Citibank, are included on GW’s website in the Investor Relations section.

We will be writing to all shareholders on the GW Ordinary share register today enclosing instructions and forms to be completed by brokers and by individual shareholders to convert their Ordinary shares into ADRs.

Contacts for questions:

Questions from individual shareholders should be addressed to the Shareholder services helpline operated by GW’s registrars, Capita, on 0371 664 0321.

Brokers seeking further information should contact our Depositary bank, Citibank, by email at dcc.adr@citi.com

Further information can be found within the investors section of the GW website at: ir.gwpharm.com

About GW Pharmaceuticals plc

Founded in 1998, GW is a biopharmaceutical company focused on discovering, developing and commercializing novel therapeutics from its proprietary cannabinoid product platform in a broad range of disease areas. GW commercialized the world’s first plant-derived cannabinoid prescription drug, Sativex®, which is approved for the treatment of spasticity due to multiple sclerosis in 28 countries outside the United States. GW is advancing an orphan drug program in the field of epilepsy with a focus on Epidiolex® (cannabidiol), which is in Phase 3 clinical development for the treatment of Dravet syndrome, Lennox-Gastaut syndrome, Tuberous Sclerosis Complex and expects to commence a Phase 3 program in Infantile Spasms. GW has a deep pipeline of additional cannabinoid product candidates which includes compounds in Phase 1 and 2 trials for glioma, schizophrenia and epilepsy. For further information, please visit www.gwpharm.com.

Forward-looking statements

This news release contains forward-looking statements that reflect GW's current expectations regarding future events, Actual events could differ materially from those projected herein and depend on a number of factors, including (inter alia), the success of GW’s research strategies, the applicability of the discoveries made therein, the successful and timely completion of uncertainties related to the regulatory process, and the acceptance of Sativex, Epidiolex and other products by consumer and medical professionals. A further list and description of risks and uncertainties associated with an investment in GW can be found in GW’s filings with the U.S. Securities and Exchange Commission. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. GW undertakes no obligation to update or revise the information contained in this press release, whether as a result of new information, future events or circumstances or otherwise.

Enquiries:

GW Pharmaceuticals plc
Stephen Schultz, VP Investor Relations (U.S.)	917 280 2424 / 401 500 6570

FTI Consulting (Media Enquiries)
Ben Atwell / Simon Conway	+ 44 20 3727 1000
Peel Hunt LLP (UK NOMAD)
James Steel	+44 20 7418 8900